Mail Stop 0510

      September 15, 2005


Mr. Michael S. Poteshman
Executive Vice President and CFO
Tupperware Corporation
14901 South Orange Blossom Trail
Orlando, FL  32837

	RE:	Form 10-K for the fiscal year ended December 25, 2004
		Form 10-Q for the quarter ended April 2, 2005
		Form 10-Q for the quarter ended July 2, 2005
		File No. 1-11657

Dear Mr. Poteshman:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at
(202) 551-3866 or, in his absence, to the undersigned at (202)
551-
3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE